Management's Discussion and Analysis

For the years ended December 31, 2025 and 2024

(Expressed in United States dollars, unless otherwise stated)

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management and approved by the Board of Directors as of February 12, 2026 and should be read in conjunction with the Company's audited consolidated annual financial statements, and the notes thereto, for the years ended December 31, 2025 and 2024. The audited consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This discussion covers the year ended December 31, 2025 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively.

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to "Non-IFRS Measures" in this MD&A for additional information regarding these non-IFRS measures.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under the headings

"Risks and Uncertainties" and "Cautionary Statements" at the end of this MD&A.

2

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

3

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

BUSINESS OVERVIEW

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.  Galiano is a gold mining company with a strategic vision to become a mid-tier producer. The Company’s operating gold mine is the Asanko Gold Mine (“AGM”) located on the Asankrangwa Gold Belt in the Republic of Ghana (“Ghana”), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach processing plant, with a capacity of 5.8 million tonnes (“Mt”) per annum. The AGM’s Nkran and Abore deposits have also demonstrated potential for future underground mining operations. Additionally, the AGM owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, and disciplined deployment of its financial resources.

The Company's common shares trade under the symbol "GAU" on the Toronto Stock Exchange in Canada and the NYSE American Stock Exchange in the United States.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

4

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Q4 2025 AND FY 2025 HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during Q4 2025. The AGM has achieved 6.5 million hours worked without an LTI.

  12-month rolling LTI and TRI frequency rates as of December 31, 2025 of 0.24 and 0.48 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $108.3 million as of December 31, 2025 and no debt.

  Generated cash flow from operating activities of $55.8 million during Q4 2025 and $158.0 million for FY 2025.

  Paid $25.0 million to Gold Fields Limited during Q4 2025 to settle the first deferred acquisition costs payment.

  Income from mine operations of $51.1 million during Q4 2025 and $66.0 million for FY 2025. Adjusted income from mine operations1, excluding unrealized losses on gold hedge instruments, of $68.6 million during Q4 2025 and $140.6 million for FY 2025.

  Net income of $0.06 and adjusted net income1 $0.15 per common share (basic) during Q4 2025. Net loss of $0.11 and adjusted net income1 of $0.23 per common share (basic) for FY 2025.

  Adjusted EBITDA1 of $85.5 million during Q4 2025 and $182.2 million for FY 2025.

Mining

  Mined 1.6 Mt of ore at an average mined grade of 0.9 grams per tonne ("g/t") gold and a strip ratio of 8.0:1 during Q4 2025. Mined 5.8 Mt of ore at an average mined grade of 0.9 g/t gold and a strip ratio of 7.5:1 during FY 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up during the quarter with 4.5 Mt of material mined, an increase of 23% compared to Q3 2025. For FY 2025, 10.7 Mt of material was mined at Nkran.

  Mining operations at Esaase resumed in early November 2025 following the community incident that occurred in September 2025.

Processing

  1.4 Mt of ore was milled at an average feed grade of 1.0 g/t gold, with metallurgical recovery averaging 91% during Q4 2025. For FY 2025, 4.9 Mt of ore was milled at an average feed grade of 0.9 g/t gold, with metallurgical recovery averaging 90%.

  Produced 37,574 ounces of gold during the quarter, a 15% increase compared to Q3 2025. Annual gold production achieved 121,191 ounces for FY 2025, within the revised guidance range.

  Sold 38,276 ounces of gold during the quarter at a record quarterly average price of $4,164 per ounce ("/oz") and sold 127,134 ounces of gold for the year at an average price of $3,516/oz, excluding the effect of realized losses on gold hedging instruments.

________________________________________________
1 Non-IFRS measure. Refer to "Non-IFRS Measures" in this MD&A.

5

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Cost and Capital Expenditures

  All-in sustaining costs1 ("AISC") of $2,033/oz in Q4 2025. AISC1 for the quarter was 11% lower compared Q3 2025 due to higher gold ounces sold. AISC1 for FY 2025 amounted to $2,233/oz, within revised guidance of between $2,200/oz to $2,300/oz.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $11.1 million during Q4 2025 and $33.2 million for FY 2025.

Exploration

  Results from the Phase 2 drilling program at Abore were released2 during Q4 2025. These positive results led to an expanded drilling program with 10,907m drilled in Q4 2025. This program was designed to establish continuity of known mineralization, as well as to test for continuations of the Abore mineralizing system at depths up to 200m below previous drilling and below the Mineral Resource boundary. See "Exploration Activities" for additional details.

Mineral Reserves and Resources

         The Company updated the Mineral Reserve and Mineral Resource estimates for the AGM effective December 31, 2025. Refer to section "Mineral Reserve and Mineral Resource Estimates" in this MD&A for additional details.

        Reported maiden underground Mineral Resource estimates for the Abore and Nkran deposits totaling 0.8 million ounces (“Moz”) gold contained, with estimated Indicated Mineral Resources of 3.4 Mt at an average grade of 2.74 g/t and estimated Inferred Mineral Resources of 6.5 Mt at an average grade of 2.52 g/t.

FY 2026 Guidance

  For FY 2026, gold production guidance at the AGM is forecast between 140,000 ounces and 160,000 ounces. Higher mined grades are expected to be progressively mined from Abore over the course of the year, therefore gold production is forecast to be weighted to the back half of FY 2026.

  AISC1 guidance for FY 2026 is forecast between $2,000/oz and $2,300/oz at a gold price assumption of $4,500/oz and under the current royalty framework in Ghana.

RECENT DEVELOPMENTS

  On December 19, 2025, the Company entered into a $75 million revolving credit facility (the "RCF") with FirstRand Bank Limited, acting through its Rand Merchant Bank division ("RMB"). The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% per annum. The RCF is guaranteed by certain subsidiaries of the Company and is also secured by a first priority charge against the AGM's assets, and a first priority share pledge of certain of the Company's subsidiaries. The RCF contains financial covenants, to be tested semi-annually, which include gearing, net leverage and interest coverage ratios. As of December 31, 2025, the Company had not drawn on the RCF and was in full compliance with all covenants.

  The Government of Ghana has proposed a draft bill to amend the country's gold royalty framework. Under the proposed bill, royalties payable by mining companies on gold sold would be subject to a sliding scale of between 9% to 12%, with the upper limit applicable when spot gold prices are trading above $4,500/oz. The proposed amendments are still subject to Parliamentary approval.

________________________________________________
2 Refer to the Company's news release titled "Galiano Gold Advances Towards A Maiden Underground Resource At Abore With Additional High-Grade Results Encountered Including 4.7 g/t Au Over 28m And 3.5 g/t Au Over 17m" dated November 17, 2025, which is available under the Company's SEDAR+ profile at www.sedarplus.ca.

6

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

BUSINESS STRATEGY AND GROWTH INITIATIVES

The Company’s strategic priority is to grow its business into a sustainable mid-tier gold producer, with a focus on organic growth and mine life extension at the AGM through continued success in our exploration strategies, as well as accretive acquisition opportunities. These objectives are underpinned by the Company’s capital allocation strategy, which focuses on deployment of capital to grow the AGM’s production profile, extend its mine life, maximize asset value, and ultimately return capital to shareholders. The Company’s current growth initiatives are captured under the following headings, which the Company believes will drive shareholder value over the short, medium and long-term.

Organic Growth at the AGM

Near-Term Organic Production Growth - Improved Throughput and Higher Grades from Abore

Installation of the secondary crushing circuit in July 2025, combined with improving grades from Abore, positions the AGM for meaningful near-term production growth. Mill throughput is expected to rise by approximately 15% in FY 2026, supported by higher-grade ore sourced from lower elevations of the Abore pit through 2026 and 2027. As a result, the Company forecasts an approximate 25% increase in FY 2026 production compared to FY 2025.

The AGM's Abore deposit has grown over the past two years from a satellite deposit to one of the AGM's cornerstone primary deposits, hosting open pit Probable Mineral Reserves of 9.3 Mt at 1.16 g/t for 346,000 ounces gold contained as of December 31, 2025, in addition to an underground Mineral Resource as described below.

Medium-Term Production Growth - Nkran

Following the depletion of open pit Mineral Reserves at Abore, the AGM is positioned to further increase its production profile by transitioning to the higher-grade Nkran deposit. As of December 31, 2025, the Nkran deposit hosts open pit Probable Mineral Reserves of 10.6 Mt at 1.67 g/t for 570,000 ounces gold contained. Waste stripping of Nkran Cut 3 is progressing on schedule, with steady-state ore delivery to the processing plant expected by early 2029. Once in full production, the Company anticipates annual gold production well above 200,000 ounces per annum.

Long-Term Growth - Underground Mining at Nkran and Abore

The known mineral deposits hosted along the four shear corridors at the AGM share common geological features, which control gold distribution and placement in the same regional tectonic setting. Importantly, these features are consistent with classic orogenic gold deposits that can extend kilometers in the vertical direction and are known to host long-life underground mines globally. In the past year, the Company’s brownfield exploration strategy has focused on testing the vertical extents of mineralization at Nkran and Abore by drilling beneath the open pit Mineral Reserve shells at these deposits.

On the back of successful exploration results, the Company has published maiden underground Mineral Resource estimates for the Nkran and Abore deposits (refer to “Mineral Reserve and Mineral Resource Estimates” in this MD&A for additional information) effective December 31, 2025. These deposits currently host underground Indicated Mineral Resources of 3.4 Mt at 2.74 g/t for 303,000 ounces gold contained and underground Inferred Mineral Resources of 6.5 Mt at 2.52 g/t for 525,000 ounces gold contained as of December 31, 2025, highlighting the scale and growth potential of the underground system below the existing open pit operations.

These initial underground Mineral Resources confirm that mineralization continues below the current open pit limits, with sufficient volume, grade and geometry to potentially support economic extraction. Importantly, mineralization at both deposits remains open along strike and at depth, and further growth is expected with ongoing drilling planned for 2026. The Company’s immediate priority is to expand these underground Mineral Resources through step-out drilling and advance these deposits through mining studies toward Mineral Reserve classification, thereby extending the AGM’s mine life. These workstreams are targeted for completion within the next 12 to 24 months.

7

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Long-Term Growth - Esaase Mineral Reserve Expansion

Given the extensive drilling completed at the Esaase deposit to date, and the relatively wide distribution of mineralization, it is uniquely positioned for rapid open pit Mineral Reserve expansion at current metal prices. The existing Mineral Reserve estimate is based on a gold price of $1,900/oz; however, current drilling demonstrates that the Mineral Reserve continues to expand laterally and at depth without a material increase to strip ratios, up to and beyond metal prices of $2,500/oz. The objective of the Company’s 2026 drilling program at Esaase is to rapidly convert Inferred Mineral Resources contained within the $2,400/oz Mineral Resource shell and perform mining studies to significantly expand Esaase’s Mineral Reserve base. Such an expansion would extend the life of mine and provide an additional source of mill feed to complement potential underground ore production from Abore and Nkran. The Company expects to incorporate the results of this exploration program into the AGM’s December 31, 2026 Mineral Reserve estimate and revised life of mine plan.

Exploration

The Company continues to invest significantly in exploration at the AGM and has delivered meaningful results over the past three years, including the discovery of high-grade zones at the Abore Main and South pits and successful drilling beneath the existing Mineral Reserve boundaries at Nkran and Abore.

Over the next two to three years, the Company’s strategic objective is to add 1.0 million to 1.5 million gold ounces to the AGM’s combined open pit and underground Mineral Resources and Reserves, relative to the December 31, 2025 estimate, through continued brownfield and targeted greenfield exploration.

2026 GUIDANCE AND OUTLOOK

FY 2026 Production and Cost Guidance

The AGM is forecast to produce between 140,000 ounces and 160,000 ounces of gold at AISC1 between $2,000/oz and $2,300/oz (at a gold price assumption of $4,500/oz). Relative to FY 2025 reported AISC1, FY 2026 AISC guidance is higher by approximately $80/oz due to higher royalties resulting from higher forecast gold prices.

AISC1 guidance does not reflect the amendments to Ghana’s royalty framework that have been proposed to Parliament. If the royalty amendments were ratified by Parliament, the Company’s AISC1 would increase by approximately $375/oz at current spot gold prices. AISC1 for the AGM is anticipated to be lower from FY 2027 onwards compared to FY 2026 due to higher relative gold production.

With the secondary crusher commissioned and continuing to be optimized, the Abore deposit is expected to provide the majority of mill feed in FY 2026, with the Esaase deposit providing supplementary ore. Higher mined grades are expected from Abore in the second half of the year, therefore gold production is forecast to be weighted to the back half of FY 2026. Given the expected ramp-up of gold production over FY 2026, the Company has provided indicative production ranges for the first and second half of 2026 as follows.

	Unit	H1 2026	H2 2026
Gold production	Oz	60,000 to 70,000	80,000 to 90,000

As previously disclosed, gold production is expected to experience a further positive step change beyond FY 2026.

Total sustaining capital expenditures are guided to between $16 million to $18 million for FY 2026, excluding sustaining capitalized stripping costs. Sustaining capital expenditures in FY 2026 include the expansion of the tailings facility, minor upgrades to the processing plant, and upgrades to mine camp infrastructure.

Development capital for FY 2026 is guided at between $120 million to $140 million, which primarily relates to Nkran Cut 3 waste stripping ($100 million to $120 million) and village resettlement costs.

8

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Exploration expenditures at the AGM are guided to between $17 million to $19 million for FY 2026, which includes approximately 52,000 meters of drilling, as well as ground geophysics and regional prospecting and mapping. The 2026 exploration program is primarily focused on (a) infill drilling at Abore to improve data density in the underground Mineral Resource and support a potential maiden underground Mineral Reserve, (b) an initial phase of drilling to increase Mineral Reserves and Mineral Resources at Esaase by drilling the deposit in line with the current gold price environment, and (c) targeting discoveries in both near mine and greenfield areas of the AGM’s tenements.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Company published updated Mineral Reserve and Mineral Resource estimates for the AGM on February 12, 2026. Highlights of the AGM's updated Mineral Reserve and Mineral Resource estimates, with an effective date of December 31, 2025, included:

  Proven and Probable Mineral Reserves of 47.5 Mt at 1.29 g/t for 1.97 Moz gold contained. Mineral Reserves were reported based on gold prices of $1,900/oz for Esaase, $1,700/oz for Nkran, Abore, Adubiaso, and Midras South, and $1,500/oz for Miradani North and Dynamite Hill.

  Measured and Indicated Mineral Resources for open pit mines of 77.0 Mt at 1.27 g/t for 3.14 Moz gold contained, inclusive of Mineral Reserves. Open pit Mineral Resources were reported based on gold prices of $2,400/oz for Esaase, Adubiaso and Midras South, and $1,800/oz for Miradani North, Akwasiso, Asuadai and Dynamite Hill. Open pit Mineral Resources for Nkran and Abore are reported within the current Mineral Reserve pit designs.

  Open pit Inferred Mineral Resources of 20.7 Mt at 1.14 g/t for 0.76 Moz gold contained.

  Maiden underground Mineral Resource estimates for the Nkran and Abore deposits totaling 3.4 Mt of Indicated Mineral Resources at an average grade of 2.74 g/t, containing an estimated 0.30 Moz gold, and 6.5 Mt of Inferred Mineral Resources at an average grade of 2.52 g/t, containing an estimated 0.53 Moz gold. Underground Mineral Resource estimates are based on a gold price of $2,400/oz and a mineable stope cut-off grade of 1.5 g/t gold.

  Underground Mineral Resources are limited by the extent of current exploration drilling and are believed to represent a small portion of a much larger mineralizing system at Nkran and Abore, which remain open along strike and at depth beyond the current extent of Mineral Resources.

Refer to the Company's news release dated February 12, 2026, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca, for additional disclosure regarding the AGM's Mineral Reserve and Mineral Resource estimates, including key assumptions underlying the estimates.

9

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

SELECTED OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Mining
Ore mined ('000t)	1,575	1,605	1,365	1,296	531
Waste mined ('000t)	12,661	12,493	9,824	9,124	8,698
Strip ratio (W:O)	8.0	7.8	7.2	7.0	16.4
Average gold grade mined (g/t)	0.9	0.8	0.8	0.8	1.0
Mining cost ($/t mined) - mine-wide(1)	3.48	3.36	3.65	3.36	3.41
Mining cost ($/t mined) - producing(1)	3.94	3.38	3.59	3.31	3.41
Mining cost ($/t mined) - development(1)	2.48	3.29	4.00	3.98	-
Ore tonnes trucked ('000 t)	1,069	1,288	1,030	1,053	685
Ore transportation cost ($/t trucked)	4.45	4.35	4.49	4.43	4.75
Processing
Ore milled ('000t)	1,369	1,283	1,193	1,086	1,179
Average mill head grade (g/t)	1.0	0.9	0.8	0.8	0.9
Average recovery rate (%)	91	91	89	87	85
Processing cost ($/t milled)	12.13	12.57	12.89	14.37	15.84
General and administrative cost ($/t milled)	7.58	6.62	6.24	5.78	6.28
Gold produced (oz)	37,574	32,533	30,350	20,734	28,508
Capital expenditures
Sustaining capital ($m)	4.4	4.2	2.2	1.3	0.8
Development capital ($m)	0.7	2.9	4.9	3.3	2.0
Sustaining capitalized stripping costs ($m)	11.7	11.9	15.1	11.9	19.1
Development capitalized stripping costs - Nkran ($m)	11.1	12.0	6.9	3.2	-
Financial, costs and cash flow
Gross revenue ($m)	159.7	114.2	97.3	76.6	64.6
Gold sold (oz)	38,276	32,577	29,287	26,994	24,673
Average gold sales price - gross ($/oz)(2)	4,164	3,501	3,317	2,833	2,609
Average gold sales price - net ($/oz)(3)	3,744	3,099	2,951	2,651	2,437
AISC ($/oz sold)(5)	2,033	2,283	2,251	2,501	2,638
Income (loss) from mine operations ($m)	51.1	10.0	24.7	(19.8)	26.1
Adjusted income from mine operations ($m)(4)	68.6	35.1	26.5	10.5	17.5
Adjusted net income (loss) ($m)(4)	40.0	(2.8)	21.0	0.4	5.1
Adjusted EBITDA ($m)(4)	85.5	37.8	39.9	19.0	21.2
Cash flow from operating activities ($m)	55.8	40.4	35.8	25.9	13.8

(1) Total mining cost per tonne includes total mining costs for all producing deposits (Abore and Esaase) and deposits in development (Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(2) Gross average gold sales price is a non-IFRS measure and calculated by dividing gross revenue as reported in the Company's consolidated financial statements by the number of gold ounces sold.

(3) Net average gold sales price is a non-IFRS measure and calculated by dividing gross revenue less realized losses on gold hedge derivative instruments as reported in the Company's consolidated financial statements by the number of gold ounces sold.

(4) Non-IFRS measure. Refer to "Non-IFRS Measures" in this MD&A.

10

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Q4 2025 Operational Analysis for the Asanko Gold Mine

Mining

Abore

  Mined 1.2 Mt of ore at an average grade of 1.0 g/t gold, an increase in mined grade of 12% from Q3 2025.

  Strip ratio of 6.1:1, largely in line with Q3 2025.

  The Company continued to focus on accelerating mining activities at Abore with an objective of accessing higher grade ore at depth in the second half of 2026.

Esaase

  Mining operations at Esaase resumed in early November following the community incident that occurred on September 9, 2025.

  Mined 0.2 Mt of ore at an average grade of 0.7 g/t gold.

  Strip ratio of 4.6:1, a decrease of 28% from Q3 2025.

Nkran

  Mined 4.5 Mt of material, including 0.2 Mt of ore, an increase in total material mined of 23% from Q3 2025, as the mining contractor continued to ramp up Cut 3 waste stripping.

  The mining contractor is expected to mobilize additional mining equipment over the coming quarters, which is forecast to result in higher volumes mined in FY 2026.

Mining Costs

Mining cost per tonne at Abore and Esaase averaged $3.94 per tonne ("/t") in Q4 2025, 16% higher than mining costs of $3.41/t at Abore in Q4 2024. The increase in mining cost per tonne was attributable to higher drill and blast costs in Q4 2025.

Refer to "Capital Expenditures" below for a discussion on Nkran mining costs.

Ore Transportation

Ore transportation reflects ore transported from mined deposits located greater than 5 kilometers ("km") from the processing plant, which currently includes the Abore and Esaase deposits. Ore transported from nearer deposits is considered rehandling, the costs of which are included in mining costs. During the quarter, 1.1 Mt of ore was trucked from the Abore and Esaase deposits to the processing plant, compared to 0.7 Mt in Q4 2024, an increase of 56%, due to higher mined volumes.

Ore transportation unit costs in Q4 2025 were $4.45/t and were lower than the comparative period in Q4 2024 due to the 56% increase in ore tonnes trucked, which reduced fixed costs on a per unit basis.

11

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Processing

Gold Production

The AGM produced 37,574 ounces of gold during Q4 2025, an increase of 15% from Q3 2025, as the processing plant in Q4 2025 milled 1.4 Mt of ore at an average grade of 1.0 g/t with metallurgical recovery averaging 91%. Recovery rates and head grades gradually improved each quarter in 2025.

Milled Tonnes

Mill throughput in Q4 2025 was 7% higher than Q3 2025, and 16% higher than the comparative period of 2024, due to the commissioning of the permanent secondary crushing circuit at the AGM processing plant in July 2025. Milling rates in Q4 2025 continued to show improvement with the secondary crushing circuit fully operational, with mill throughput increasing 16% in the second half of 2025 compared to the first half of the year.

Average Head Grade

Mill feed grades during Q4 2025 were 8% higher than Q3 2025 and 9% higher than Q4 2024, as a higher proportion of higher grade Abore ore was processed in Q4 2025.

Processing Costs

Processing cost per tonne for Q4 2025 was $12.13, 4% lower than Q3 2025 and 23% lower than Q4 2024. The decrease in processing cost per tonne in Q4 2025 was driven by more tonnes milled compared to Q3 2025 and Q4 2024, which decreased fixed processing costs on a per unit basis.

Capital Expenditures

Sustaining capital expenditures, excluding capitalized stripping costs, during Q4 2025 totaled $4.4 million and related primarily to a tailings facility expansion.

Development capital expenditures during Q4 2025 totaled $0.7 million (excluding Nkran pre-stripping costs) and related primarily to drilling of boreholes at Nkran and village resettlement early works.

Development of Cut 3 at the Nkran deposit commenced in February 2025 and continued to ramp up throughout the year. During the quarter, 4.3 Mt of waste was mined at a cost of $2.48/t or $11.1 million. These stripping costs are classified as development capital expenditure.

12

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Total Cash Costs and AISC

Total Cash Costs1

For Q4 2025 and FY 2025, total cash costs1 were $1,429/oz and $1,565/oz, respectively, compared to $1,426/oz and $1,273/oz in the comparative periods of 2024. Total cash costs1 were higher in the 2025 periods due to higher royalties, a result of higher average gold sales prices and an increase in Ghana's Growth and Sustainability Levy ("GSL") effective April 1, 2025. Additionally, during the 2024 comparative periods, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower total cash costs1. Partly offsetting these factors in Q4 2025 was a 55% increase in gold ounces sold compared to Q4 2024.

Total cash costs1 in Q4 2025 were 8% lower, on a per ounce basis, than Q3 2025 due to more gold ounces sold, partly offset by higher royalties expense.

AISC1

For Q4 2025 and FY 2025, AlSC1 was $2,033/oz and $2,233/oz, respectively, compared to $2,638/oz and $2,063/oz in the comparative periods of 2024. The decrease in AlSC1 quarter-on-quarter resulted primarily from a 55% increase in gold ounces sold in Q4 2025. The increase in AlSC1 year-over-year was mainly due to the increase in total cash costs1 described above, partly offset by a 12% increase in gold ounces sold in FY 2025.

Relative to Q3 2025, AlSC1 decreased by 11% in Q4 2025 on a per ounce basis, resulting from higher gold ounces sold.

13

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

EXPLORATION ACTIVITIES

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. During Q4 2025, the AGM conducted exploration programs to assess existing mineralization and expansion potential at several deposits, while also evaluating their broader resource prospects. Concurrent efforts focused on identifying greenfield exploration opportunities throughout the regional tenement portfolio.

Abore

Additional positive results from the Phase 2 drilling program at Abore, carried out in Q3 2025, were released in Q4 2025. These results continued to confirm multiple significant high-grade intercepts, demonstrating continuity of mineralization within new ore shoots identified earlier in 2025 that lie below the existing Mineral Reserve and Mineral Resource. Continued drilling success prompted an expansion of the 2025 Abore drilling program by a further 11,000m demonstrating the Company's strategic focus on increasing Abore's Mineral Resource.

Drilling at Abore continued through Q4 2025 with an additional 10,907m of the planned 11,000m of diamond drilling completed during the quarter. This most recent drilling program was designed to test for further extensions of mineralization immediately below the known Mineral Resource, including several deeper step-out holes to test for mineralization up to 200m below previous drilling levels, and the continuation of the Abore granite, which hosts the bulk of mineralization.

Significant intercepts from the expanded Abore drilling program included:

  Hole ABDD25-431: 14.2 g/t gold ("Au") over 15m from 231m

  Hole ABDD25-444: 4.4 g/t Au over 30m from 306m

  Hole ABDD25-453: 30.4 g/t Au over 4m from 500m

  Hole ABDD25-428: 2.5 g/t Au over 45m from 213m

  Hole ABDD25-429: 4.7 g/t Au over 24m from 151m

  Hole ABDD25-448: 3.0 g/t Au over 11m from 480m and 3.4 g/t Au over 15m from 496m and 2.5 g/t Au over 27m from 529m

  Hole ABDD25-443: 2.3 g/t Au over 23m from 401m

  Hole ABDD25-447: 2.3 g/t Au over 19m from 247m

Refer to the Company's news releases dated November 17, 2025 and January 29, 2026, copies of which are available under the Company's SEDAR+ profile at www.sedarplus.ca, for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

Greenfield Targets

Work on regional greenfield targets across the AGM's tenements was focused on the Nsoroma target area located along strike to the southwest of the Nkran deposit. The ground Induced Polarization survey over the Nsoroma target was completed in early Q4 2025 and an initial drill test consisting of 2,164m of reverse circulation and 190m of diamond drilling were completed during the quarter. Drilling intersected favourable geology consisting of quartz veins in sheared metasediments and minor intervals of granites highlighting the prospectivity. Only minor low-grade intercepts of gold were encountered; however, the drilling demonstrated the area is host to an active gold system within a large structural corridor interpreted to be the extension of the Nkran shear zone. Further work in the area is ongoing with additional geophysics and drilling planned for 2026.

Exploration Cost

Exploration expenditure for FY 2025 was $11.8 million, which was marginally lower than revised guidance of $13.0 million.

14

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Sustainability is at the core of Galiano's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives by positively supporting stakeholder relationships, improving risk management, reducing the AGM's production costs, and benefiting catchment communities beyond the life of the mine.

For further details on the Company's sustainability program, refer to the Company's 2024 Sustainability Report (the "2024 Sustainability Report") published on May 12, 2025, which is available on the Company's website at www.galianogold.com.

Health & Safety

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Health and safety
LTIs(1)	-	-	-	2	1
TRIs(1)	-	1	-	3	3
12-month rolling LTI frequency rate(1)	0.24	0.39	0.42	0.43	0.15

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

Safety performance during Q4 2025 remained robust, with 6.5 million hours worked without an LTI. As of December 31, 2025, it had been 275 days since an LTI occurred.

Social Performance

Implementation of the Five-Year Socio-Economic Development Plan continued during Q4 2025, with steady progress across education, livelihood, and community infrastructure initiatives.

Environmental Performance

Environmental monitoring during Q4 2025 indicated compliance with regulatory standards for water, air quality, and noise. Routine quarterly regulatory inspections were completed during Q4 2025, with no non-conformances identified.

15

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

MACROECONOMIC FACTORS

Gold Price

The price of gold is the largest single external factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold, geopolitical events, and macroeconomic factors, such as interest rates and inflation expectations. During Q4 2025, the price of gold traded between a low of $3,872/oz in early October and a high of $4,481/oz in late December. The average price for Q4 2025 amounted to $4,143/oz, based on the London Bullion Market Association ("LBMA") PM benchmark, compared to the Q4 2024 average price of $2,663/oz. Gold prices during Q4 2025 were influenced by central bank purchasing, geopolitical risks, and volatility in interest rates and the US dollar, among other factors. Central bank demand for gold continues to be a key driver influencing prices, as central banks diversify their reserve holdings away from treasuries and into gold.

During Q4 2025, the Company's average gross gold sales price was $4,164/oz, excluding the effect of realized losses on gold hedging instruments.

Management continues to evaluate opportunities to leverage the historically high gold price environment to protect the Company's balance sheet, particularly during periods of elevated forecast capital expenditures relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3.0 billion financing arrangement over a 3-year period (the "IMF Loan"). In December 2025, the IMF and Ghana agreed on the fifth review of the country's economic reform agenda, providing Ghana with access to an additional $385.0 million under the IMF Loan, bringing total disbursements under the IMF Loan to $2.8 billion.

Ghana’s recent fiscal climate has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar.

16

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

During Q4 2025 and FY 2025, the Ghanaian Cedi ("Cedi") appreciated by approximately 20% and 41%, respectively, relative to the US dollar. The Cedi's appreciation puts moderate pressure on the AGM's cost and capital structure. However, most of the AGM's significant cost drivers (e.g. mining contracts, diesel) are denominated in US dollars, thus isolating them from volatile movements in the Cedi.

The Government of Ghana has proposed a draft bill to amend the country's royalty framework such that gold royalties are subject to a sliding scale, starting at 9% and increasing to 12% if gold prices exceed $4,500/oz. The proposed bill is still subject to Parliamentary approval. Additionally, the Government of Ghana recently announced that it would eliminate long-term investment stability agreements for mining companies. This reform measure has no impact on Galiano as the Company does not have a stability agreement with the Government of Ghana.

17

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

REVIEW OF Q4 2025 CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the three months ended December 31, 2025 and 2024

Three months ended December 31,
	2025	2024
(in thousands of US dollars, except per share amounts)	$	$
Revenue	159,676	64,551
Realized and unrealized (loss) gain on gold hedge derivative instruments	(33,500)	4,326
Net revenue	126,176	68,877

Cost of sales:
Production costs	(43,490)	(31,270)
Depreciation and depletion	(20,058)	(7,602)
Royalties	(11,489)	(3,891)
Total cost of sales	(75,037)	(42,763)
Income from mine operations	51,139	26,114
General and administrative expenses	(6,278)	(3,966)
Exploration and evaluation expenditures	(946)	(1,684)
Termination of offtake agreement	-	(13,063)
Income from operations	43,915	7,401
Finance income	759	603
Finance expense	(4,541)	(6,023)
Foreign exchange gain	3,633	1,388
Income before taxes	43,766	3,369

Current income tax expense	(16,431)	-
Deferred income tax expense	(8,278)	-
Net income and comprehensive income	19,057	3,369

Weighted average number of shares outstanding:
Basic	259,769,010	257,069,680
Diluted	268,893,809	261,892,102
Net income per share attributable to common shareholders:
Basic	0.06	0.00
Diluted	0.06	0.00

Revenue

During Q4 2025, the Company sold 38,276 ounces of gold at a quarterly record average gold price of $4,164/oz for gross revenue of

$159.7 million (including $0.3 million of by-product silver revenue). During Q4 2024, the Company sold 24,673 ounces of gold at an average gold price of $2,609/oz for gross revenue of $64.6 million (including $0.2 million of by-product silver revenue). The average gold sales price, including the effect of realized gold hedging losses, for Q4 2025 amounted to $3,744/oz.

The increase in revenue quarter-on-quarter was due to a 60% increase in average gold sales prices and a 55% increase in gold ounces sold.

18

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Realized and unrealized losses on gold hedges

In Q4 2025, the Company changed its presentation of realized and unrealized (losses) gains on gold hedge derivative instruments from a component of finance expense to a component of net revenue. The comparative period financial information was restated to conform with the current period presentation.

The increase in loss on gold hedge derivative instruments during Q4 2025 was due to the rising gold price environment, of which $16.1 million was a realized loss on settled hedges and $17.4 million related to unrealized losses on hedges to be settled in 2026.

Refer to "Liquidity and Capital Resources" in this MD&A for details regarding the Company's gold hedging program.

Production Costs

During Q4 2025, the Company incurred production costs of $43.5 million, compared to $31.3 million in Q4 2024. Production costs were higher than the comparative period due to more gold ounces sold in Q4 2025.

Depreciation and Depletion

During Q4 2025, depreciation and depletion expense was $20.1 million, compared to $7.6 million in Q4 2024. The increase resulted from higher depletion expense on Abore and Esaase development and capitalized stripping costs, as well as more gold ounces sold in Q4 2025.

Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of precious metals from the AGM's concessions. The AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. The Esaase royalty is presented within production costs.

The Government of Ghana also imposed the GSL on May 1, 2023, which amounted to 1% of revenues for gold mining companies. Effective April 1, 2025, the Government of Ghana increased the GSL on gold mining companies to 3% and until December 31, 2028. The GSL is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during Q4 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

General and Administrative ("G&A") Expenses

The following table summarizes G&A expenses for the three months ended December 31, 2025 and 2024:

Three months ended December 31,
	2025	2024
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(2,002)	(2,130)
Office, rent and administration	(465)	(338)
Professional and legal	(103)	(205)
Share-based compensation	(2,500)	368
Travel, marketing, investor relations and regulatory	(381)	(318)
Withholding taxes	(798)	(1,310)
Depreciation	(29)	(33)
Total G&A expenses	(6,278)	(3,966)

19

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

G&A expenses in Q4 2025 were $2.3 million higher than Q4 2024 due to a $2.9 million increase in share-based compensation expense, resulting from an increase in the fair value of cash-settled long-term incentive plan awards linked to the price of the Company's common shares. This increase was partly offset by lower withholding taxes in Q4 2025 relating to a tax optimization strategy.

Finance Expense

The following table summarizes the components of finance expense for the three months ended December 31, 2025 and 2024:

Three months ended December 31,
	2025	2024
(in thousands of US dollars)	$	$
Interest on lease liabilities	(1,439)	(1,548)
Accretion expense on as set retirement provisions	(750)	(757)
Accretion expense on deferred consideration	(811)	(759)
Change in fair value of contingent consideration	(1,397)	(2,804)
Other	(144)	(155)
Total finance expense	(4,541)	(6,023)

Finance expense was $1.5 million lower in Q4 2025 due to the change in fair value of contingent consideration payable to Gold Fields Limited, which resulted from fewer discounting periods.

Foreign Exchange Gain

The increase in foreign exchange gain during Q4 2025 was due to the appreciation of the Cedi against the US dollar, which increased by approximately 20% during the quarter. The majority of the foreign exchange gain was unrealized and related to the quarter-end revaluation of value added tax receivables in Ghana that are denominated in Cedis.

Current and Deferred Income Tax Expense

During Q4 2025, the Company recorded current income tax ("CIT") and deferred income tax ("DIT") expenses of $16.4 million and $8.3 million, respectively. The CIT expense relates entirely to taxable income generated in Ghana by the AGM, which is subject to a statutory tax rate of 35%.

20

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

REVIEW OF FY 2025 CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31,
	2025	2024(1)	2023(1)
(in thousands of US dollars, except per share amounts)	$	$	$
Revenue	447,767	231,339	-
Realized and unrealized losses on gold hedges	(119,324)	(23,121)	-
Net revenue	328,443	208,218	-

Cost of sales:
Production costs	(166,665)	(115,769)	-
Depreciation and depletion	(62,761)	(23,603)	-
Royalties	(33,004)	(13,957)	-
Total cost of sales	(262,430)	(153,329)	-
Income from mine operations	66,013	54,889	-
General and administrative expenses	(25,264)	(20,022)	(15,286)
Exploration and evaluation expenditures	(4,206)	(6,142)	(2,009)
Termination of offtake agreement	-	(13,063)	-
Share of net income related to joint venture	-	2,432	31,670
Service fee earned as operators of joint venture	-	976	5,747
Gain on derecognition of equity investment in joint venture	-	1,416	-
Income from operations and joint venture	36,543	20,486	20,122
Transaction costs	-	(2,492)	(378)
Finance income	6,056	5,853	6,255
Finance expense	(17,786)	(15,183)	(23)
Foreign exchange gain (loss)	5,669	(123)	109
Income before taxes	30,482	8,541	26,085
Current income tax expense	(38,259)	-	-
Deferred income tax expense	(23,024)	-	-
Net (loss) income and comprehensive (loss) income	(30,801)	8,541	26,085

Weighted average number of shares outs tanding:
Basic	258,375,097	250,651,506	224,946,412
Diluted	258,375,097	255,772,078	225,176,714

Net (loss) income per share attributable to common shareholders:
Basic	(0.11)	0.02	0.12
Diluted	(0.11)	0.02	0.12

(1) The Company acquired Gold Fields Limited's 45% equity interest in the AGM on March 4, 2024, thereby increasing the Company's equity interest to 90% as of this date. The Company therefore consolidated the financial results of the AGM commencing on March 4, 2024. Prior to this date, the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

21

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Revenue

During FY 2025, the Company sold 127,134 ounces of gold at an average gold price of $3,516/oz for gross revenue of $447.8 million (including $0.7 million of by-product silver revenue). During FY 2024, the Company recognized sales on 96,430 ounces of gold at an average gold price of $2,394/oz for gross revenue of $231.3 million (including $0.5 million of by-product silver revenue). The average gold sales price for FY 2025, including the effect of realized gold hedging losses, amounted to $3,164/oz.

The increase in revenue year-on-year was due to a 47% increase in average gold sales prices and a 32% increase in gold ounces sold. Gold ounces sold in FY 2025 were higher than FY 2024 as the Company only consolidated the financial results of the AGM from March 4, 2024 onwards in the comparative year.

Realized and unrealized losses on gold hedges

The increase in loss on gold hedge derivative instruments during FY 2025 was due to the rising gold price environment, of which $44.8 million was a realized loss on settled hedges and $74.5 million related to unrealized losses on hedges to be settled in 2026.

Refer to "Liquidity and Capital Resources" in this MD&A for details regarding the Company's gold hedging program.

Production Costs

During FY 2025, the Company incurred production costs of $166.7 million, compared to $115.8 million in FY 2024. Production costs were higher in FY 2025 due to more gold ounces sold.

Depreciation and Depletion

During FY 2025, depreciation and depletion expense was $62.8 million, compared to $23.6 million in FY 2024. The increase in depreciation and depletion expense resulted from higher depreciation recorded on right-of-use lease assets associated with mining services contracts, depletion of Abore and Esaase development and capitalized stripping costs, and more gold ounces sold in FY 2025.

Royalties

Royalties expense was higher in FY 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

G&A Expenses

The following table summarizes G&A expenses for the years ended December 31, 2025 and 2024:

Year ended December 31,
	2025	2024
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(9,064)	(8,004)
Office, rent and administration	(1,583)	(1,431)
Professional and legal	(1,256)	(1,325)
Share-based compensation	(10,306)	(6,874)
Travel, marketing, investor relations and regulatory	(1,417)	(944)
Withholding taxes	(1,519)	(1,310)
Depreciation	(119)	(134)
Total G&A expenses	(25,264)	(20,022)

22

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

G&A expenses for FY 2025 were $5.2 million higher than FY 2024 primarily due to the Company consolidating the financial results of the AGM in the comparative year from March 4, 2024 to September 30, 2024. Additionally, share-based compensation expense was

$3.4 million higher in FY 2025, resulting from an increase in the fair value of cash-settled long-term incentive plan awards linked to the price of the Company's common shares.

Finance Expense

The following table summarizes the components of finance expense for the years ended December 31, 2025 and 2024:

Year ended December 31,
	2025	2024
(in thousands of US dollars )	$	$
Interest on lease liabilities	(6,311)	(5,077)
Accretion expense on asset retirement provisions	(2,889)	(2,246)
Accretion expense on deferred consideration	(3,133)	(2,481)
Change in fair value of contingent consideration	(5,047)	(4,894)
Other	(406)	(485)
Total finance expense	(17,786)	(15,183)

Interest on lease liabilities and accretion expense on asset retirement provisions were higher in FY 2025 due to the Company consolidating the financial results of the AGM for the entire twelve month period in FY 2025; whereas, in FY 2024, the Company only consolidated the financial results of the AGM from March 4, 2024 onwards.

Foreign Exchange Gain (Loss)

The increase in foreign exchange gain during FY 2025 was due to the appreciation of the Cedi against the US dollar, which increased during FY 2025 by approximately 41%. The majority of the foreign exchange gain related to realized and unrealized gains on value added tax receivables in Ghana that are denominated in Cedis.

Current and Deferred Income Tax Expense

During FY 2025, the Company recorded CIT and DIT expenses of $38.3 million and $23.0 million, respectively. The CIT expense relates entirely to taxable income generated in Ghana by the AGM, which is subject to a statutory tax rate of 35%. In the comparative year, the Company did not recognize CIT expense as the Company's operating Ghanaian subsidiary had tax loss carryforwards that were utilized to offset taxable income.

23

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

FINANCIAL CONDITION

	December 31,	December 31,
	2025	2024
(in thousands of US dollars)	$	$
Cash and cash equivalents	108,327	105,775	Cash and cash equivalents increased resulting from positive operating cash flow and supported by record high gold prices, partly offset by capital expenditures and capitalized lease payments at the AGM, and payment of the $25 million deferred cash consideration to Gold Fields .
Other current assets	93,856	59,810	Other current as sets increased primarily due to a buildup of ore stockpiles.
Non-current assets	396,868	334,768	Non-current assets increased due to capitalized stripping costs at the Abore, Esaase and Nkran deposits, as well as construction costs related to the secondary crushing circuit.
Total assets	599,051	500,353
Current liabilities	220,580	110,815	Current liabilities increased due to gold hedge liabilities and higher mining contractor payables.
Non-current liabilities	156,813	141,769	Non-current liabilities increased due to gold hedge liabilities and the recognition of a mining services lease for the Nkran deposit, partly offset by a reduction in deferred consideration following the $25 million cash payment to Gold Fields in Q4 2025.
Total liabilities	377,393	252,584	Shareholders' equity decreased as the Company had a net loss for the year ended December 31, 2025.
Common shareholders' equity	218,856	243,456
Non-controlling interest	2,802	4,313
Total liabilities and equity	599,051	500,353

LIQUIDITY AND CAPITAL RESOURCES

A key financial objective of the Company is actively managing its cash balance and liquidity to achieve positive operating cash flows that internally fund operating, capital and project development requirements, and generate shareholder returns. Material changes in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, and development programs, the ability to obtain equity or other sources of financing, and the price of gold.

On December 19, 2025, the Company entered into the $75.0 million RCF with RMB. The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% per annum. The RCF is guaranteed by certain subsidiaries of the Company and is also secured by a first priority charge against Asanko Gold Ghana Ltd.'s ("AGGL") assets, and a first priority share pledge of certain of the Company's subsidiaries.

The RCF includes financial covenants, to be tested semi-annually, requiring AGGL to maintain the following: (a) gearing ratio of net indebtedness to net worth not less than 0.25:1; (b) net leverage ratio based on net indebtedness to rolling four quarters earnings before interest, taxes, depreciation and amortization ("EBITDA")1 not less than 2.50:1; and (c) an interest coverage ratio, based on rolling four quarters EBITDA1 divided by net finance costs, greater than 4.00:1. As of December 31, 2025, the Company had not drawn on the RCF and was in full compliance with all covenants.

24

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

The Company's cash and cash equivalents of $108.3 million as of December 31, 2025, together with available funds under the RCF and projected cash flows from operations over the next 12 months at current spot gold prices, are expected to be sufficient to satisfy the Company's financial, operating, capital commitments and contractual obligations requiring settlement within the next 12 months, including the $30.0 million deferred consideration payment due to Gold Fields Limited on December 31, 2026. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company's financial obligations as they become due and fund the Company's ongoing development and exploration projects. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments as they fall due.

On July 8, 2025, the Company filed a base shelf prospectus ("Prospectus"), under which the Company may sell from time to time securities of the Company, up to an aggregate of $500.0 million. The Prospectus has a term of 25-months from the filing date. No securities have been issued under the Prospectus as of the date of this MD&A.

Working Capital

As at December 31, 2025, the Company had net working capital deficiency of $11.4 million (December 31, 2024 - net working capital of $61.8 million). The decrease in net working capital since December 31, 2024 was primarily driven by an increase in the fair value of the Company's gold hedge derivative liabilities. The Company intends to settle the derivative liabilities via physical delivery of gold ounces. Refer to the discussion under the heading "Gold Price Hedging" below for further details on the Company's gold hedging program.

(in thousands of US dollars)	December 31, 2025 $	December 31, 2024 $
Cash and cash equivalents	108,327	105,775
Accounts receivable	71	104
Inventories	70,802	42,830
Value added tax receivables	10,808	8,328
Prepaid expenses and other	12,175	8,548
Accounts payable and accrued liabilities	(87,053)	(55,064)
Income taxes payable	(4,167)	-
Financial liabilities	(77,317)	(9,284)
Lease liabilities - current	(16,806)	(15,937)
Deferred consideration	(28,242)	(23,535)
Total net working capital	(11,402)	61,765

25

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Cash Flows

The following table provides a summary of the Company's cash flows for the three months and years ended December 31, 2025 and 2024:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars )	$	$	$	$
Cash provided by (used in):
Operating activities	55,839	13,806	157,994	55,746
Investing activities	(55,925)	(25,272)	(136,971)	5,789
Financing activities	(8,727)	(4,655)	(20,690)	(10,598)
Impact of foreign exchange on cash and cash equivalents	700	980	2,219	(432)
(Decrease) increase in cash and cash equivalents	(8,113)	(15,141)	2,552	50,505
Cash and cash equivalents, beginning of period	116,440	120,916	105,775	55,270
Cash and cash equivalents, end of period	108,327	105,775	108,327	105,775

Cash Flows from Operating Activities

The $42.0 million increase in operating cash flows during Q4 2025 was driven by higher revenues resulting from higher average gold sales prices and more gold ounces sold, as compared to the same period in 2024.

The $102.2 million increase in operating cash flows during FY 2025, relative to FY 2024, was driven by higher revenues as described under the heading "Revenue" in section "Review of Year-to-Date Consolidated Financial Results" of this MD&A. Higher revenues were partly offset by higher operating costs related to the ongoing development of the Abore deposit and recommencement of mining activities at the Esaase deposit in Q1 2025.

Cash Flows used in Investing Activities

During Q4 2025, the Company invested $31.6 million in additions to mineral properties, plant and equipment ("MPP&E") and paid

$25.0 million in deferred consideration to Gold Fields Limited (Q4 2024 - invested $24.7 million in additions to MPP&E). Total cash expenditures on MPP&E during Q4 2025 included $11.1 million of pre-stripping costs at Nkran Cut 3, capitalized infill drilling at Abore and costs related to a tailings facility expansion. The increase in capital expenditure during Q4 2025 was due to the commencement of pre-stripping at Nkran Cut 3 during Q1 2025, partly offset by lower capitalized stripping costs at Abore in the current quarter.

During FY 2025, the Company invested $114.9 million in additions to MPP&E, paid $25.0 million in deferred consideration to Gold Fields Limited, and earned $3.4 million of interest on cash balances (FY 2024 - invested $66.9 million in additions to MPP&E and earned $4.7 million of interest on cash balances, notwithstanding the cash flow impact of the transaction with Gold Fields Limited). The increase in capital expenditure during FY 2025 was driven by the commencement of pre-stripping at Nkran Cut 3 and construction costs associated with the completed secondary crushing circuit. Additionally, in the comparative period of 2024, the Company only consolidated the cash flows of the AGM from March 4, 2024 onwards.

Cash Flows used in Financing Activities

Cash flows used in financing activities primarily related to capitalized lease payments on the Company's mining and other service contracts. The increase in cash flows used in financing activities for both periods in 2025, compared to the comparative periods in 2024, was due to additional mining contractor lease agreements entered into during the current year.

26

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

The Company also incurred $3.5 million in fees and other costs associated with closing the RCF in Q4 2025.

Commitments and Contractual Obligations

The following table summarizes the Company's commitments and contractual obligations as at December 31, 2025 and December 31, 2024.

	Less than	1-3	4-5	After	December 31,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2025	2024
Accounts payable and accrued liabilities	73,473	-	-	-	73,473	48,125
Income taxes payable	4,167	-	-	-	4,167	-
Gold hedges	77,317	10,994	-	-	88,311	13,758
Long-term incentive plan (cash-settled awards)	13,580	486	-	-	14,066	7,405
Mining and other services contracts	21,991	25,870	14,557	1,483	63,901	44,590
Asset retirement provisions (undiscounted)	-	3,248	7,815	70,490	81,553	75,770
Deferred and contingent consideration (undiscounted)	30,000	-	41,595	1,409	73,004	94,237
Corporate office lease	115	239	207	-	561	83
Total commitments	220,643	40,837	64,174	73,382	399,036	283,968

The gold hedges commitment represents the mark-to-market fair value of the Company's current gold hedging program (see "Gold Price Hedging" below) based upon a spot price of approximately $4,308/oz as of December 31, 2025. The settlement amount of these hedges will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all cash-settled deferred share unit ("DSU") awards granted to directors of the Company prior to 2025 amounting to $12.3 million. These commitments are current liabilities because the timing of payments could be accelerated if a director retires, or in the event of a change of control. DSU awards granted in 2025 will be settled by the issuance of the Company's common shares.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors. The variable cost measures of these contracts are dependent volumes, such as bank cubic meters mined or ore tonnes transported. The expense relating to these variable payments and recognized as an operating expense was $37.4 million and $129.5 million for the three months and year ended December 31, 2025, respectively (three months and year ended December 31, 2024 - $22.7 million and $71.7 million, respectively). The mining services contracts include termination clauses, which allow the Company to terminate the agreements provided a termination fee is paid to the contractor.

The timing of contingent payments to Gold Fields Limited, totaling $43.0 million, is based upon management's best estimate of when payments would be required to be made based upon the AGM's current life of mine plan.

Contingencies

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM, declaring there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as at December 31, 2025 as management's best estimate to settle the claim (December 31, 2024 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

27

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Gold Price Hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment. During the three months and year ended December 31, 2025, the Company realized a $16.1 million and a $44.8 million loss on its gold hedging arrangements, respectively (three months and year ended December 31, 2024 - realized losses of $4.2 million and $9.5 million, respectively). The Company does not apply hedge accounting to the gold hedges.

The Company has gold hedges for 57,500 gold ounces of production in 2026 and 7,500 ounces in 2027. The gold hedges have a weighted average put strike of $2,277/oz and a weighted average call strike of $3,025/oz.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gross revenue	159,676	114,197	97,304	76,590	64,551	71,130	63,963	31,695
Income (loss) from mine operations	51,139	9,977	24,653	(19,756)	26,114	7,730	20,646	399
Income (loss) from operations and JV	43,915	176	18,779	(26,327)	7,401	4,190	12,092	(3,197)
Net income (loss) for the period	19,057	(42,020)	21,554	(29,392)	3,369	1,100	7,280	(3,208)
Basic and diluted net income (loss) per share	$0.06	($0.15)	$0.07	($0.10)	$0.00	$0.00	$0.03	($0.01)
Adjusted net income (loss) attributable to common shareholders (1)	39,959	(2,770)	21,133	3,410	4,646	17,743	8,805	6,493
Adjusted basic net income (loss) per share(1)	$0.15	($0.01)	$0.08	$0.01	$0.02	$0.07	$0.03	$0.03
Cash provided by operating activities	55,839	40,449	35,814	25,892	13,806	24,449	4,463	13,028
EBITDA(1)	67,635	50,412	49,851	23,018	16,424	30,787	18,972	2,872

(1) Non-IFRS measure. Refer to "Non-IFRS Measures" in this MD&A.

On March 4, 2024, the Company completed the acquisition of Gold Fields Limited's 45% equity interest in the AGM and as of this date commenced consolidating the financial results of the AGM. The increase in the Company's revenue, income from mine operations, income from operations, cash provided by operating activities and EBITDA1 since Q1 2024 was due to consolidating the AGM's financial results and cash flows.

28

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

The decrease in EBITDA1 in Q4 2024 was due to the Company terminating a gold sales offtake agreement and paying a $13.1 million termination fee.

The net loss in Q1 2025 was primarily attributable to a $30.2 million unrealized loss and a $4.9 million realized loss on gold hedging instruments.

From Q2 2025 to Q4 2025, improved mining and production rates at the AGM, coupled with higher average gold sales prices, led to strong revenue, income from operations and operating cash flow.

The net loss in Q3 2025 was due to a $25.1 million unrealized loss and a $13.1 million realized loss on gold hedging instruments. The Company also recorded CIT and DIT expenses of $21.8 million and $14.7 million, respectively.

The increase in gross revenue, income from mine operations, income from operations and adjusted net income1 during Q4 2025 was due to more gold ounces sold and higher average gold sales prices.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs per Gold Ounce Sold

The Company has included the non-IFRS performance measure of total cash costs per gold ounce sold throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of the AGM's total cash costs per gold ounce sold to production costs of the Company (the nearest IFRS measure) as presented in the audited consolidated annual financial statements of the Company for the years ended December 31, 2025 and 2024.

29

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs	43,490	31,270	166,665	115,769
Unconsolidated production costs(1)	-	-	-	20,810
Fair value adjustments on acquired inventories(2)	-	205	-	(7,626)
Adjusted production costs	43,490	31,475	166,665	128,953
By-product silver revenue	(287)	(187)	(737)	(648)
Royalties	11,489	3,891	33,004	15,992
Total cash costs	54,692	35,179	198,932	144,297
Gold ounces sold	38,276	24,673	127,134	113,357
Total cash costs per gold ounce sold ($/oz)	1,429	1,426	1,565	1,273

(1) Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM joint venture using the equity method of accounting.

(2) Fair value adjustments on acquired inventories have been restated to retrospectively adjust for final purchase price accounting adjustments as of the March 4, 2024 transaction date.

AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow.

AISC adjusts total cash costs for mine site G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and sustaining lease payments on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments are not line items on the Company's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or mineral reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's reclamation provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows. Reclamation cost accretion is presented in finance expense in the Company's financial results.

The following table provides a reconciliation of AISC for the AGM to production costs and various operating expenses of the Company (the nearest IFRS measures) as presented in the audited consolidated annual financial statements of the Company for the years ended December 31, 2025 and 2024.

30

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars except per ounce amounts)	2025	2024	2025	2024
	$	$	$	$
Total cash costs (as reconciled above)	54,692	35,179	198,932	144,297
G&A expenses of the AGM (see table below)	800	759	3,194	2,511
Sustaining capital expenditures and capitalized stripping costs (see table below)	16,681	22,138	61,379	64,835
Reclamation accretion expense(1)	750	757	2,889	2,689
Sustaining lease payments(2)	4,874	6,262	17,448	19,508
All-in sustaining cost	77,797	65,095	283,842	233,840
Gold ounces sold	38,276	24,673	127,134	113,357
All-in sustaining cost per gold ounce sold ($/oz)	2,033	2,638	2,233	2,063

(1) Accretion expense for the year ended December 31, 2024 was $2,246 per the Company's audited consolidated annual financial statements. Unconsolidated accretion expense of the AGM for the period January 1, 2024 to March 3, 2024 amounted to $443, when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

(2) Sustaining lease payments for the three months and year ended December 31, 2025 were $5,467 and $19,265, respectively, per the Company's audited consolidated annual financial statements, which included $28 and $122 of lease payments for corporate office space, respectively, and $565 and $1,695 of non-sustaining lease payments on a mining services contract, respectively.

The following table reconciles G&A expenses of the AGM to the Company's G&A expenses (the nearest IFRS measure) as presented in the Statements of Operations of the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024. Unconsolidated G&A expenses of the AGM relate to the period from January 1, 2024 to March 3, 2024 when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Consolidated G&A expenses	6,278	3,966	25,264	20,022
Add (less):
Corporate G&A expenses	(5,478)	(3,207)	(22,070)	(17,971)
Unconsolidated G&A expenses of the AGM	-	-	-	460
G&A expenses of the AGM	800	759	3,194	2,511

The following table reconciles sustaining capital expenditures and sustaining capitalized stripping costs to the Company's total MPP&E additions (the nearest IFRS measure) as presented in note 10 of the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024. Unconsolidated MPP&E additions of the AGM relate to the period January 1, 2024 to March 3, 2024, when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

31

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Additions to MPP&E (note 10 of financial statements)	31,010	22,453	127,508	100,553
Add (less):
Non-sustaining capital expenditures	(14,895)	(2,539)	(53,468)	(12,150)
Capital expenditures - corporate	(11)	(9)	(76)	(19)
Non-cash additions related to leases	-	-	(11,157)	(27,816)
Change in accounts payable related to capitalized stripping costs	577	2,233	1,428	(5,836)
Unconsolidated MPP&E additions of the AGM	-	-	-	10,103
Sustaining capital expenditures	16,681	22,138	61,379	64,835

EBITDA and Adjusted EBITDA

EBITDA, which is a non-IFRS measure, provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions, costs of amortizing capital assets and income tax expense. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense and income taxes. Adjusted EBITDA, also a non-IFRS measure, adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

The following table provides a reconciliation of the Company's EBITDA and Adjusted EBITDA to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024.

32

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars )	$	$	$	$
Net income (loss)	19,057	3,369	(30,801)	8,541
Add back (deduct):
Depreciation and depletion expense	20,087	7,635	62,880	23,737
Finance income	(759)	(603)	(6,056)	(5,853)
Finance expense	4,541	6,023	17,786	15,183
Current income tax expense	16,431	-	38,259	-
Deferred income tax expense	8,278	-	23,024	-
EBITDA	67,635	16,424	105,092	41,608
Add back (deduct):
Unrealized loss (gain) on gold hedge derivatives	17,425	(8,565)	74,553	13,606
Non-cash long-term incentive plan compensation	425	253	2,535	1,128
Termination of offtake agreement	-	13,063	-	13,063
Share of net income related to joint venture	-	-	-	(2,432)
Gain on derecognition of equity investment in joint venture	-	-	-	(1,416)
Transaction costs	-	-	-	2,492
Galiano's attributable interest in JV Adjusted	-	-	-	3,243
EBITDA
Adjusted EBITDA	85,485	21,175	182,180	71,292

Adjusted Net Income (Loss)

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are, therefore, unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that management does not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance or operating performance of the current period. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business.

The following table provides a reconciliation of adjusted net income (loss) to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024.

33

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars, except per share amounts )	$	$	$	$
Net income (loss ) attributable to common shareholders	16,826	946	(29,290)	6,118
Unrealized loss (gain) on gold hedge derivatives (1)	15,683	(7,709)	67,098	12,245
Deferred income tax expense(1)	7,450	-	20,722	-
Realized purchase price adjustments on inventories	-	(348)	-	8,352
Termination of offtake agreement(1)	-	11,757	-	11,757
Gain on derecognition of equity investment in joint venture	-	-	-	(1,416)
Transaction costs	-	-	-	2,492
Adjusted net income	39,959	4,646	58,530	39,548
Basic weighted average common shares outstanding	259,769,010	257,069,680	258,375,097	250,651,506
Diluted weighted average common shares outstanding	268,893,809	261,892,102	265,817,349	255,772,078
Adjusted net (loss) income per share - basic	$0.15	$0.02	$0.23	$0.16
Adjusted net (loss) income per share - diluted	$0.15	$0.02	$0.22	$0.15

(1) Reflects the Company's 90% interest in the AGM.

Adjusted Income from Mine Operations

The Company has included the non-IFRS performance measures of adjusted income from mine operations in this MD&A. Adjusted income from mine operations has no standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. Adjusted income from mine operations is calculated by adding back unrealized losses (gains) on the Company's gold hedge derivative instruments to income from mine operations as reported in the Company's Statement of Operations and Comprehensive Income. The Company believes adjusted income from mine operations provides a measure which helps management and investors to evaluate the financial results of the underlying core operations of the Company and its ability to generate cash flows in the current period.

The following table provides a reconciliation of adjusted income from mine operations to income from mine operations of the Company (the nearest IFRS measure) as presented in the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Income from mine operations	51,139	26,114	66,013	54,889
Unrealized loss (gain) on gold hedge derivative instruments	17,425	(8,565)	74,553	13,606
Adjusted income from mine operations	68,564	17,549	140,566	68,495

34

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

OUTSTANDING SHARE DATA

As of the date of this MD&A, there were 259,790,437 common shares of the Company issued and outstanding and 10,053,675 stock options outstanding (each exercisable to purchase one common share at exercise prices ranging between C$0.62 and C$2.37 per share). Additionally, there are 2,568,904 long-term incentive plan ("LTIP") awards, comprising restricted share units, performance share units and DSUs, that will be settled in equity. The maximum number of common shares issuable upon conversion of these LTIP awards is 3,200,904 common shares. The fully diluted outstanding share count at the date of this MD&A is 273,045,016.

RELATED PARTY TRANSACTIONS

As at December 31, 2025, the Company's related parties are its subsidiaries and key management personnel, defined as directors and executive officers of the Company. During the normal course of operations, the Company enters into transactions with its related parties. During the year ended December 31, 2025, all related party transactions were in the normal course of business, including compensation payments to key management personnel, which are disclosed in the following table.

Year ended December 31,
	2025	2024
	$	$
Salaries and benefits	1,914	1,621
Share-based compensation	8,957	5,092
Total compensation paid to related parties	10,871	6,713

During the year ended December 31, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM joint venture until March 3, 2024. For the year ended December 31, 2024, the joint venture service fee was comprised of a gross service fee of $1.2 million, less withholding taxes payable in Ghana of $0.2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in preparing the audited consolidated annual financial statements for the years ended December 31, 2025 and 2024 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2025 and 2024.

Changes in Accounting Policies including Initial Adoption

Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2025 that impacted the Company's audited consolidated financial statements for the year ended December 31, 2025.

35

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of December 31, 2025:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance-linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently analysing how the amendments to IFRS 7 and IFRS 9 may impact the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

Financial Instruments and Risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2024, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2024, which can be found on EDGAR at www.sec.gov.

Additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial Instruments

As at December 31, 2025, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, lease liabilities, financial liabilities (gold hedge derivatives), long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields Limited and the 1% net smelter return royalty on production from the Nkran deposit (the "Nkran Royalty") payable to Gold Fields Limited. The Company classifies cash and cash equivalents and accounts receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities, lease liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Marketable securities, long-term incentive plan liabilities, contingent consideration and the Nkran Royalty are financial assets and financial liabilities, respectively, measured at fair value through profit or loss. Marketable securities fall within Level 1 of the fair value hierarchy, while the aforementioned financial liabilities all fall within Level 3. The gold hedge derivative liabilities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy. Refer to note 14 of the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024 for discussion on the significant assumptions made in determining the fair value of the contingent consideration and Nkran Royalty.

36

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 28(d) of the Company's audited consolidated annual financial statements for the years ended December 31, 2025 and 2024. The Company's strategies to manage these risks have not changed materially during the year.

As at December 31, 2025, the carrying and fair values of the Company's financial instruments by category are as follows (in thousands of US dollars):

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2025	$	$	$	$
Financial assets
Cash and cash equivalents	-	108,327	108,327	108,327
Accounts receivable	-	71	71	71
Marketable securities(1)	4,526	-	4,526	4,526
Total financial assets	4,526	108,398	112,924	112,924

Financial liabilities
Accounts payable and accrued liabilities(2)	13,580	73,473	87,053	87,053
Financial liabilities(2)	77,317	-	77,317	77,317
Lease liabilities	-	37,075	37,075	37,075
Deferred consideration	-	28,242	28,242	28,242
Contingent consideration	19,320	-	19,320	19,320
Nkran royalty	6,988	-	6,988	6,988
Other non-current liabilities(2)	11,480	-	11,480	11,480
Total financial liabilities	128,685	138,790	267,475	267,475

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable, financial liabilities and other non-current liabilities include long-term incentive plan liabilities and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

INTERNAL CONTROL

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information gathered and reported to senior management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is done on a timely basis, so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company's disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2025, such disclosure controls and procedures were effective.

37

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

ICFR

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate ICFR. Under the supervision of the CEO and CFO, the Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's ICFR includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Board of Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its CEO and CFO, assessed the effectiveness of the Company's ICFR. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2025, the Company's ICFR was effective.

Change in ICFR

During the three months ended December 31, 2025, there were no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Due to the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

QUALIFIED PERSONS

The exploration information contained in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news releases dated May 5, 2025, July 14, 2025, August 20, 2025, November 17, 2025 and January 29, 2026, which are filed on the Company's SEDAR+ profile at www.sedarplus.ca.

Mr. Eric Chen, P.Geo., Vice President Mineral Resources of Galiano, has reviewed and approved the Mineral Resource estimates included in this MD&A.

38

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024

All other scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman, Mr. Chen and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENTS

Cautionary Statement on Forward-Looking Information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information, and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates. Forward-looking statements include, but are not limited to, statements with respect to:

  the deferred consideration payable in connection with the transaction with Gold Fields Limited that closed on March 4, 2024;
  the future price of gold;
  the operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the objective to increase Mineral Reserves, including any targets for additions to Mineral Reserves through exploration activities;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  the timing of fleet mobilization and volumes mined at the Nkran deposit;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the development plans for the AGM;
  the availability of capital to fund the AGM's expansion plans and to fund the AGM's development plans;
  the focus of future exploration programs;
  any additional work programs to be undertaken by the Company;
  timing of delivery of higher grade ore from Abore and Esaase;
  the Company's planned and future drilling programs, including the timing thereof;
  expectations and timing with respect to ramping up of mining activities at Nkran;
  expectations regarding processing plant milling capacity and milling rates;
  expectations regarding the RCF;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  estimate of a legal provision;
39

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  exploration activities may not result in the delineation of additional Mineral Resources or the conversion of Mineral Resources into Mineral Reserves within anticipated timeframes, or at all;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices.
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  metallurgical recoveries may not be economically viable, or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of mining and other contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
40

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's share price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  any such other risk factors described under the heading "Risk Factors" in the Company's most recently filed AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
41

GALIANO GOLD INC. Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded by operating cash flows and from debt and share issuances. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Cautionary Note for United States Investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic United States issuers. The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by NI 43-101. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the Securities and Exchange Commission ("SEC") applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the Company's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

42